

April 19, 2011

Mr. Joseph M. Zubretsky
Senior Executive Vice President and Chief Financial Officer
Aetna Inc.
151 Farmington Avenue
Hartford, CT   06156

> **Re: Aetna Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **File No. 001-16095**

Dear Mr. Zubretsky:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Annual Report
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Measurement of Defined Benefit Pension, Other Postretirement Benefit Plans, page 22

1. You disclose that your pension eligible employees will no longer earn future pension service credits in your tax-qualified defined benefit pension plan (the "Aetna Pension Plan") effective December 31, 2010. If based on this change or any other known event, trend, demand, commitment or uncertainty your future pension costs is reasonably likely to differ from current trends, please provide us proposed disclosure to be included in future periodic filings to discuss its expected effect on future operations and financial position. Refer to Item 303 of Regulation S-K and Financial Reporting Codification Section 501.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Investments: Mortgage Loans, page 59

2. You disclose that you apply your loan impairment policy individually to all loans in your portfolio. For those loans that through your impairment analysis you do not deem individually impaired, please tell us how you considered ASC 310-10-35-36. If appropriate, provide us proposed disclosure to be included in future periodic reports disclosing your accounting policy for recording a reserve for loans that you do not deem individually impaired. In addition, please provide us proposed revised disclosure to be included in future periodic reports that discloses your policy for loan origination and commitment costs and fees.

8. Investments, page 67

3. Regarding your investment in securities of states, municipalities and subdivisions, please provide us the following information at December 31, 2010:
   - The fair value and amortized cost of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties; and
   - To the extent you invest in special revenue bonds, the nature of the activities and revenue sources supporting the investments

4. On page 13, you indicate that you hold structured product debt securities that are guaranteed by third parties and are not rated by third party credit rating agencies. Please tell us whether you have any other investments that are not rated by third party credit rating agencies. Tell us the procedures you perform for these securities to assess the quality of these investments. In addition, for all of your investments that are rated by third party credit rating agencies, please tell us whether you perform similar independent procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable. If so, please summarize for us the procedures you perform. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

11. Pension and Other Postretirement Plans
Defined Benefit Retirement Plans, page 78

5. You disclose that pension eligible employees will no longer earn future pension service credits in your Aetna Pension Plan effective December 31, 2010. You also disclose that you continue to operate the Aetna Pension Plan and that account balances will continue to

earn annual interest credits. Since you recognized an $11.9 million curtailment gain, please tell us how you computed that gain, why curtailment accounting is appropriate and reference for us the authoritative literature to support your accounting. In your response, please also address the following specific questions:

- Given that plan participants will continue to earn annual interest credits, please tell us whether the Aetna Pension Plan is now considered a cash balance plan as defined in the glossary at ASC 715-30-20. If so, please confirm that you utilized the traditional unit credit method to measure the benefit obligation and annual cost of benefits since the amendment as required by ASC 715-30-35-71.

- Please tell us why the crediting of interest in the future is not indicative of a negative plan amendment under ASC 715-30-35-17, 55-54 and 55-173. In your response, please clarify whether pension participants must continue to work to earn annual interest credits.

- As you substantially reduced your unrecognized prior service credit since December 31, 2009, it appears that the curtailment gain you recorded relates primarily to the prior service cost component of curtailment gains/losses under ASC 715-30-35-92. Please tell us whether there was a change in the projected benefit obligation as a result of the August 31, 2010 amendment. If not, please explain to us how this amendment is effectively a curtailment when employee benefits appear to be similar. If so, please tell us the amount of the change, how you accounted for that change under ASC 715-30-35-93 and why you did not disclose the change in your benefit obligation rollforward on page 79 as required by ASC 715-20-50-1a.

- Please tell us why you increased the amortization period for your remaining actuarial losses outside the 10% corridor from nine to 31 years. If in reliance of the guidance in ASC 715-30-35-24 and 55-48 please explain to us how your pension participants are inactive if they are still entitled to earn annual interest credits.

18. Commitments and Contingent Liabilities
Litigation and Regulatory Proceedings, page 92

6. Although you indicate in the last paragraph on page 94 that your are unable to reasonably estimate the losses or a range of losses from the various legal and regulatory matters you discuss, it appears from remarks you specifically made in your February 4, 2011 earnings conference call to discuss your 2010 fourth quarter operating results that you may have accrued some amount for your CMS audit, including RADV audits. Please provide us proposed revised disclosure to be included in future periodic reports that disclose the amounts accrued for all your loss contingencies as required by ASC 450-20-50-1.

Report of Independent Registered Public Accounting Firm, page 101

7. Rule 2-02(a)(3) of Regulation S-X requires your auditors to indicate the city and state where their report is issued. In future filings on Form 10-K, please have your auditors include the city and state where their report is issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Gus Rodriguez
Accounting Branch Chief